EXHIBIT 99.1

Fury Announces Closing of C$5 Million Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, Canada – June 13, 2024 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that it has closed its previously announced brokered private placement of 5,320,000 common shares of the Company that qualify as “flow-through shares” as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) (the “FT Shares”) at a price of C$0.94 per FT Share (the “Issue Price”) for total gross proceeds to the Company of C$5,000,800 (the “Offering”).

The Offering was conducted by a syndicate of agents led by Haywood Securities Inc. and including BMO Capital Markets, H.C. Wainwright & Co., LLC, and Echelon Wealth Partners Inc. (collectively, the “Agents”).

The gross proceeds of the Offering will be used by the Company to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as such terms are defined in the Income Tax Act (Canada), and with respect to Québec resident purchasers will also qualify for inclusion in the “exploration base relating to certain Québec exploration expenses” and in the “exploration base relating to certain Québec surface mining expenses or oil and gas exploration expenses” within the meaning of the Taxation Act (Québec) (collectively, the “Qualifying Expenditures”) related to the Company’s projects in Québec on or before December 31, 2025. All Qualifying Expenditures will be renounced in favour of the purchasers of the FT Shares effective December 31, 2024. The exploration expenditures to be incurred will include expenditures in connection with the exploration of the Company’s Eau Claire and Éléonore South projects, as detailed in the offering document posted on the Company’s website at www.furygoldmines.com and on SEDAR+ at www.sedarplus.ca.

The FT Shares were sold to purchasers pursuant to the listed issuer financing exemption (“LIFE Exemption”) under Part 5A of National Instrument 45-106 - Prospectus Exemptions and therefore are not subject to resale restrictions pursuant to applicable Canadian securities laws. In connection with the Offering, the Agents received compensation equal to 6.0% of the gross proceeds raised under the Offering.

The securities offered in the Offering have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada	TSX: FURY NYSE American: FURY www.furygoldmines.com

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About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 54 million common share position in Dolly Varden Silver Corp. (18.99% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit  www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that Fury expects or anticipates will or may occur in the future including the proposed use of proceeds of the Offering and the tax treatment of the FT Shares. Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the speculative nature of mineral exploration and development, fluctuating commodity prices, the future tax treatment of the FT Shares, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedarplus.ca.

There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Fury does not undertake to update any forward-looking information except in accordance with applicable securities laws.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada	TSX: FURY NYSE American: FURY www.furygoldmines.com

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